July 9, 2010

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Envestnet, Inc. (the “Registrant”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-165717

Dear Mr. Owings:

On behalf of the Registrant, this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 7, 2010 (the “Comment Letter”) regarding the third amendment to above-referenced Registration Statement of the Registrant filed with the Commission on July 1, 2010
(“Amendment No. 3”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 4 (“Amendment No. 4”) to the Registration Statement.

The changes reflected in Amendment No. 4 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Registrant’s responses to the Staff’s comments numbered 1 through 11, as set forth in the Comment Letter. Page references in the Registrant’s responses below correspond to the page numbers in Amendment No. 4.

Business, page 64

Increased use of fee-based investment solutions, page 68

SEC Comment

1.	Please provide us with the source for the following statement that you inserted on page 68: “according to the Securities Industry and Financial Markets Association the percentage of fee-related revenue in the securities industry has doubled from 1990 to the first quarter of 2010.

July 9, 2010

Answer

The Registrant respectfully acknowledges the Staff’s comment. The Registrant has revised the statement cited by the Staff on page 68 and has provided supplementally to the Staff the report that provides the basis for the statement in the Registration Statement. The support for the statement can be found on page 38 of Exhibit B in the supplemental materials (under the columns “Asset Management Fees” and “Commissions”).

Our Customers, page 76

SEC Comment

2.	We note your response to comment two from our letter dated June 23, 2010. As requested previously, please discuss, within your prospectus, your ability to readily replace this customer with one or more other customers.

Answer

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 76.

Executive Compensation, page 89

SEC Comment

3.	We note your response to comment three from our letter dated June 23, 2010. Please make consistent revisions to your header on page 91 where you continue to refer to “Incentive Compensation Program,” as it appears that this program is not properly characterized as incentive-based. Please also provide additional disclosure to explain how the Compensation Committee arrived at the profit sharing amount of $1.6 million to explain, at a minimum, what management’s recommendation was and how the formula influenced this amount.

Answer

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure. See p. 91 and p. 92.

Principal and Selling Stockholders, page 106

SEC Comment

4.	We note that you adjusted the share ownership amounts to account for your intended 5 for 1 reverse share split. We note that in some of the footnotes, including amounts detailed in footnote two and footnote four that the new share amounts do not equal a 5 for 1 split. For example, in footnote 2 AOS owned 25,370,508 shares before the split and 5,073,365 after the split. However, a five for one split of 25,370,508 should equal 5,074,101. Also, the breakdown of shares in footnote two and three does not equal the total amount of shares listed in the table for these share owners. Please review your entire selling shareholder table, including the footnotes, and revise your table accordingly or advise why revisions are not necessary.

July 9, 2010

Answer

The Registrant respectfully acknowledges the Staff’s comment. The Registrant notes that some of the share amounts in the footnotes to the principal and selling stockholder table do not appear to accurately reflect a 5 for 1 reverse stock split. The share information included in Amendment No. 3 reflects, in addition to the 5 for 1 reverse stock split, the following changes:

•

A change in the assumed offering date on which the calculations in the principal and selling stockholder table were based. The assumed offering date was changed in Amendment No. 3 to July 31, 2010 from June 30, 2010 in Amendment No. 2. See the paragraph immediately preceding the table in each amendment. The change in the assumed offering date affects the number of shares of the Registrant’s common stock held indirectly by the stockholders of The EnvestNet Group, Inc. Certain of the Registrant’s stockholders holding an indirect interest in the Registrant through The EnvestNet Group, Inc. are entitled to an accruing dividend, payable in the form of additional shares of the Registrant’s common stock, on the preferred shares they hold in The EnvestNet Group, Inc. Because this dividend accrues over time, the later assumed offering date increased the share totals for these stockholders. Since the total number of the Registrant’s common shares held by The EnvestNet Group, Inc. does not change as a result of the accruing preferred dividend, and in fact remained the same in each of Amendment No. 2 and Amendment No. 3, when the number of the Registrant’s common shares held indirectly by The EnvestNet Group, Inc.’s preferred stockholders increases, the number of the Registrant’s common shares held indirectly by The EnvestNet Group, Inc.’s common stockholders necessarily decreases.

•

The total number of the Registrant’s common shares available for distribution to The EnvestNet Group, Inc.’s stockholders decreased to take into account an obligation of The EnvestNet Group, Inc. to the Registrant arising pursuant to the merger agreement between the two companies. In order to satisfy its obligation to the Registrant, The EnvestNet Group, Inc. will retain shares of the Registrant’s common stock and these shares will not be available for distribution to The EnvestNet Group, Inc.’s stockholders. Accordingly, the number of the Registrant’s shares of common stock indirectly held by each of The EnvestNet Group, Inc.’s stockholders decreased in Amendment No. 3 relative to the share totals in Amendment No. 2.

With respect to the breakdown of shares in the footnotes to the principal and selling stockholder table, the Registrant believes that each of the breakdowns equals the total amount of shares listed in the table for the corresponding selling stockholder, other than differences of one share, which have been corrected in Amendment No. 4, that resulted from rounding errors. The Registrant notes that statements regarding shares of the Registrant’s common stock held indirectly through The EnvestNet Group, Inc. that are included in the footnotes (e.g., “5,073,365 shares held by AOS, which includes 155,592 shares indirectly held through The EnvestNet Group, Inc. . . .”) do not refer to additional shares owned by the relevant stockholder, but rather to a subset of the larger number of shares held by the stockholder.

SEC Comment

5.	In your letter dated May 6, 2010 you indicated that you would respond to comments 64 and 65 from our letter dated April 23, 2010 in a subsequent amendment to the Registration Statement, if applicable. As of amendment number three to the Registration Statement we have yet to receive your response to those comments. While some of the disclosure was only required if a selling stock holder is a broker-dealer or an affiliate of a broker-dealer the comment also asked you to tell us whether any of your selling stockholders are broker-dealers or affiliates of broker-dealers. Therefore, we respectfully reissue comments 64 and 65 from our letter April 23, 2010.

Answer

The Registrant respectfully acknowledges the Staff’s comment. None of the Registrant’s selling stockholders are broker-dealers. Keystone Venture VI, L.P., Nova Vita, LP, PMG-NG Direct Investment Fund, L.P. and several entities associated with GRP Partners are affiliates of broker-dealers. The Registrant has revised the disclosure on page 106 to reflect that, for each selling stockholder affiliated with a broker-dealer, the statements included in comment 65 from the Staff’s letter dated April 23, 2010 are true.

Item 13. Other Expenses of Issuance and Distribution, page II-1

SEC Comment

July 9, 2010

6.	You indicate that your expense of issuance and distribution will total $2,106,730. However, the sum of the expenses you listed total $2,117,230. Please revise or advise.

Answer

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page II-1.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Draft Exhibit 5 (provided as Annex A to response to comment letter dated July 1, 2010)

SEC Comment

7.	The legal opinion states that it is limited to the “General Corporation Law of the State of Delaware.” The reference to the General Corporation Law of the State of Delaware should include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally via correspondence filed on EDGAR.

Answer

The Registrant respectfully acknowledges the Staff’s comment and will file a revised opinion in a subsequent amendment to the Registration Statement prior to requesting effectiveness.

SEC Comment

8.	The legal opinion states that “[t]his opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act.” Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Delete this disclaimer from the legality opinion.

Answer

The Registrant respectfully acknowledges the Staff’s comment and will file a revised opinion in a subsequent amendment to the Registration Statement prior to requesting effectiveness.

SEC Comment

9.	We note that in paragraphs (1) and (2) counsel has extensively qualified its opinion regarding events that may occur before effectiveness or at effectiveness. The purpose and effect of these qualifications is unclear and may be so encompassing as to negate the opinion itself. Further, since the opinion must speak as of the date of effectiveness of the registration statement we are unsure for the need for these qualifications. Please advise or revise.

July 9, 2010

Answer

The Registrant respectfully acknowledges the Staff’s comment and will file a revised opinion in a subsequent amendment to the Registration Statement prior to requesting effectiveness.

SEC Comment Letter dated April 23, 2010

Executive Conversation, page 77

SEC Comment

10.	We note your response to comment 44 from our letter dated April 23, 2010. We note that you generally described the process that the Compensation Committee undertook to reach their conclusion. Please tell us how, based on that process, they reached their conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on you.

Answer

The Registrant respectfully acknowledges the Staff’s comment. The Registrant’s management reviewed with its Compensation Committee the various elements of the Registrant’s compensation policies and practices, including base salaries, profit sharing compensation, equity awards and other compensation. Each element was evaluated separately and in aggregate as it pertains to incentives and risk taking, whether intended or unintended. Special attention was given to programs having the potential for variable payouts where an individual participant might have the ability to directly affect, control or impact payout results. The policies, and practices were designed to reward individual performance based on overall company performance and are aligned with the achievement of both long-term and short-term company goals. Base salaries are a fixed amount and are consistent with similar positions at comparable companies. The Registrant’s profit sharing compensation is a function of, and limited by, its profitability and does not incentivize its executive officers or employees to focus exclusively on short-term outcomes. The Registrant’s equity awards are limited by the terms of its equity plans to a fixed maximum specified in the plans and are subject to vesting to align the long-term interests of the Registrant’s executive officers and employees with those of its stockholders. The Registrant’s compensation policies and procedures were found to have been structured with appropriate controls and measurement variables, review authorities and payment methodologies that, in the aggregate, led its Compensation Committee to conclude that the Registrant’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Registrant.

Principal and Selling Stockholders, page 88

July 9, 2010

SEC Comment

11.	We note your response to comment 66 from our letter dated April 23, 2010. Please include in your disclosure the information you provide in response to our comment.

Answer

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106.

* * *

We would appreciate receiving the Staff’s further comments or questions with respect to the Registration Statement as soon as possible. Please direct any comments or questions you may have regarding the foregoing to the undersigned at (212) 506-2587.

Sincerely,

/s/ Diego A. Rotsztain

Diego A. Rotsztain

cc:	Shelly O’Brien, Envestnet, Inc.
Edward S. Best, Esq.